UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CM FINANCE INC
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone: (314) 259-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 5, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Stifel Financial Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,181,8181
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,181,8181
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181,8181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%2
14	TYPE OF REPORTING PERSON

HC

1	All such shares are owned directly by Stifel Venture Corp., which is a direct wholly-owned subsidiary of Stifel Financial Corp.
2
The calculation of the foregoing percentage is based on 12,666,666 common shares outstanding upon completion of the Issuer’s initial public offering (“IPO”), based on the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2014.

1	NAMES OF REPORTING PERSONS Stifel Venture Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,181,818
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,181,818
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%3
14	TYPE OF REPORTING PERSON

CO

3
The calculation of the foregoing percentage is based on 12,666,666 common shares outstanding upon completion of the Issuer’s IPO, based on the Issuer’s prospectus filed with the SEC on February 6, 2014.

Item 1.	Security and Issuer.

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of CM Finance Inc, a Maryland corporation, with its principal executive offices located at 399 Park Avenue, 39th Floor, New York, New York 10022 (“CM Finance”).  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is being filed by jointly by Stifel Financial Corp. (“Stifel Financial”) and Stifel Venture Corp. (“Stifel Venture,” and together with Stifel, the “Reporting Persons”).

(b)	The address of the principal business address for each of the Reporting Persons is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102.

(c)	Stifel Financial is a financial holding company that operates as a retail and institutional brokerage, and investment banking company in the United States and internationally.

Stifel Venture is a wholly-owned subsidiary of Stifel Financial Corp., which operates as a holding company for venture capital investments.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of each of the Reporting Persons (the “Executive Officers and Directors”) is set forth below.  Except as otherwise indicated, the principal occupation of the Executive Officers and Directors are with the Reporting Person, and the principal business address for the Executive Officers and Directors is the address reported for the Reporting Person under Item 2(b) above.

A. Stifel Financial

Executive Officers:

Ronald J. Kruszewski, Chairman of the Board, President and Chief Executive Officer
Thomas W. Weisel, Chairman of the Board
James M. Zemlyak, Senior Vice President and Chief Financial Officer
Bernard N. Burkemper, Senior Vice President, Treasurer and Controller
S. Chad Estep, Senior Vice President
Richard J. Himelfarb, Vice Chairman and Senior Vice President
Thomas B. Michaud, Senior Vice President
David M. Minnick, Senior Vice President and General Counsel
Thomas P. Mulroy, Senior Vice President
Victor J. Nesi, Senior Vice President
Ben A. Plotkin, Vice Chairman and Senior Vice President
David D. Sliney, Senior Vice President

Directors:

Ronald J. Kruszewski
James M. Zemlyak

Bruce A. Beda (principal occupation: Chief Executive Officer, Kilbourn Capital
     Management, LLC, a financial asset manager, The John Hancock Center, 875 North Michigan Avenue, 31st Floor, Chicago, IL 60611)

Michael W. Brown (principal occupation: retired; address: c/o Morrow Executive Services, 14509 SW Peavine Road, McMinnville, OR 97128)
Charles A. Dill (principal occupation: Managing Partner, Two Rivers Associates, a private equity firm, 9909 Clayton Road, Suite 107, St. Louis, MO 63124)
John P. Dubinsky (principal occupation: President and Chief Executive Officer, Westmoreland Associates, LLC, a financial consulting company, 7777 Bonhomme, Suite 1210, Clayton, MO 63105)
Robert E. Grady (principal occupation: Partner and Managing Director, Cheyenne Capital Fund, a private equity investment firm, 1430 Wynkoop Street, Suite 200, Denver, CO 80202)
Frederick O. Hanser (principal occupation: Director, SLC Holdings, LLC, the manager and holding company for the St. Louis Cardinals, LLC, 700 Clark Street, St. Louis, MO 63102)
Richard J. Himelfarb
Alton F. Irby III (principal occupation: Founding Partner, London Bay Capital LLC, a privately held investment firm, 15 Funston Avenue, San Francisco, CA 94129)
Thomas B. Michaud
Thomas P. Mulroy
Victor J. Nesi
James M. Oates (principal occupation: Managing Director, The Wydown Group, a financial consulting firm, c/o Northeast Investment Management, Inc., 100 High Street, Suite 1000, Boston, MA 02110)
Ben A. Plotkin
Thomas W. Weisel

Kelvin R. Westbrook (principal occupation: President and Chief Executive Officer,
     KRW Advisors, LLC, a privately held telecommunications and media consulting and advisory services firm, 8000 Maryland Ave., Suite 440, St. Louis, MO 63105)

Michael J. Zimmerman (principal occupation: Vice Chairman, Continental Grain Company, a privately held diversified international agribusiness and investment firm, 277 Park Avenue, New York, NY 10172)

B. Stifel Venture

Executive Officers:

Ronald J. Kruszewski, President
Bernard N. Burkemper, Treasurer
David M. Minnick, Secretary

Director:

Ronald J. Kruszewski

The address for each of the Executive Officers of both Stifel Financial Corp. and Stifel Venture Corp. is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102.

(d)	During the last five years, neither of the Reporting Persons nor any of either Reporting Persons’ Executive Officers or Directors has been convicted in a criminal proceeding.

(e)
During the last five years, neither the of the Reporting Persons nor any of either Reporting Persons’ Executive Officers or Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Stifel Financial Corp. is a Delaware corporation.  Stifel Venture Corp. is a Missouri corporation.  Each of the Reporting Persons’ Executive Officers and Directors is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of common stock covered by this Statement is $32,700,000.  Stifel Venture funded the purchase price through a contribution of capital to Stifel Venture Corp. by Stifel Financial, which Stifel Financial provided from cash on hand, based on cash generated from general corporate activities.

Item 4.	Purpose of Transaction.

On December 17, 2013, Stifel Venture entered into an arrangement (the “Arrangement”) with CM Finance pursuant to which it agreed to make a capital contribution to CM Finance in an aggregate amount equal to the lesser of $40.0 million and 17.2% of CM Finance’s issued and outstanding shares of common stock after giving effect to its initial public offering (the “IPO”) at the initial public offering price per share.  On February 5, 2014, the registration statement for CM Finance’s IPO was declared effective by the Securities and Exchange Commission (the “SEC”).  In connection therewith, Stifel Venture made a capital contribution of $32.7 million in CM Finance in exchange for 2,181,818 shares of CM Finance’s common stock, or approximately 17.2% of CM Finance’s shares of common stock outstanding.  Pursuant to the Arrangement, Stifel Venture also entered into an agreement with CM Finance giving it the right to nominate for election one member of CM Finance’s board of directors, who is considered “interested” (that is, not independent for purposes of the Investment Company Act of 1940).

In connection with the Arrangement with CM Finance, Stifel Venture also has a 20% interest in CM Finance’s investment adviser and administrator, CM Investment Partners LLC (the “Adviser”), and has a right to appoint a member to the Adviser’s investment committee.  Six of the investment professionals employed by the Adviser as part of its investment team are also employees of Stifel Nicolaus & Company, Incorporated (“Stifel Nicolaus”), a full-service retail and institutional brokerage and investment banking firm, and Stifel’s principal subsidiary.  Although these investment professionals dedicate a majority of their time to the business and activities of the Adviser, they are concurrent employees of both Stifel Nicolaus and the Adviser, and as a result, may continue to engage in investment advisory activities for Stifel Nicolaus.

Under the Arrangement and subject to certain restrictions, Stifel Financial will use its commercially reasonable efforts to present CM Finance the opportunity to review and bid on all Stifel Nicolaus-originated leveraged finance and high yield corporate debt opportunities consistent with CM Finance’s investment strategy, subject to the approval of CM Finance’s board of directors, as necessary under the 1940 Act, and certain other limitations.

Stifel Venture has entered into a lock-up agreement with the underwriters for CM Finance’s initial public offering, pursuant to which, subject to certain exceptions, Stifel Venture agreed not to, without the prior written approval of the representative of the underwriter, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of CM Finance common stock or any securities convertible into or exercisable or exchangeable for CM Finance’s common stock. These restrictions are in effect for a period of 365 days after February 5, 2014, which is the date of the prospectus filed by CM Finance in connection with its initial public offering.

Pursuant to the Arrangement, Stifel Venture entered into a registration rights agreement (the “Registration Rights Agreement”) with CM Finance pursuant to which CM Finance agreed to prepare and file with the SEC a registration statement on Form N-2 to register the resale of the shares of CM Finance common stock that Stifel Venture was issued in connection with the Arrangement.  Pursuant to the Registration Rights Agreement, CM Finance agreed to use its commercially reasonable efforts to file with the SEC promptly after a request by Stifel Venture to file such a registration statement with the SEC.  CM Finance agreed to use its commercially reasonable efforts to cause such a registration statement to be declared effective by the SEC within 90 days of the initial filing thereof with the SEC.  Pursuant to the Registration Rights Agreement, CM Finance also granted Stifel Venture certain piggyback registration rights, which may only be exercised upon the expiration of the lock-up period described above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)           As of the date of this filing, Stifel Venture owns all 2,181,818 shares of CM Finance that are set forth in this filing.  Stifel Venture maintains sole voting and investment power over these shares.  Since Stifel Financial is the direct parent company of Stifel Venture, Stifel Financial is deemed to beneficially own these shares.

(c)           Except as disclosed in Item 4, neither of the Reporting Persons have effected any transactions in shares of CM Finance’s common stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 are incorporated by reference herein.  Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to CM Finance’s common stock which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits.
Exhibit

Number                 Description

1	Joint Filing Agreement between Stifel Financial Corp. and Stifel Venture Corp.

2	Lock-Up Agreement between Stifel Venture Corp. and CM Finance Inc

3
Registration Rights Agreement, dated as of December 17, 2013 by and among CM Finance LLC, CM Finance Inc, Stifel Venture and the other investors party thereto, incorporated by reference to Exhibit (k)(18) to Pre-Effective Amendment No.1 to CM Finance Inc’s Registration Statement on  Form N-2 filed on December 20, 2013.  (SEC File No. 333-192370).

                                                                                                                                                                        SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2014	STIFEL FINANCIAL CORP.

By: /s/ James M. Zemlyak
Name: James M. Zemlyak
Title: Senior Vice President and
Chief Financial Officer

STIFEL VENTURE CORP.

By: /s/ Bernard N. Burkemper
Name: Bernard N. Burkemper
Title: Treasurer